98

06019614

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Power Chips plc

*CURRENT ADDRESS Suite 3-6, Eurolife Building
1 Corral Road
Gibraltar

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 35052 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mac

DAT : 1/4/07

THE COMPANIES ORDINANCE

OF THE LAWS OF GIBRALTAR

PUBLIC LIMITED COMPANY LIMITED BY SHARES

Amended - 25 June 2003

RECEIVED
2006 SEP -8 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEMORANDUM OF ASSOCIATION
OF

POWER CHIPS PUBLIC LIMITED COMPANY

GIBRALTAR COMPANY NUMBER 68278

1. **NAME**

The name of the Company is POWER CHIPS PUBLIC LIMITED COMPANY.

2. **REGISTERED OFFICE**

The Registered Office of the Company will be situated in Gibraltar.

3. **GENERAL OBJECTS AND POWERS**

(1) The Company is a public company limited by shares.

(2) The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in Gibraltar.

(3) The Company may not:

a) carry on business with persons resident in Gibraltar;

b) own an interest in real property situated in Gibraltar, other than a lease referred to in paragraph (e) of sub-clause (4);

c) carry on banking or trust business, unless it is licensed to do so under the Banking Ordinance and the Financial Services Ordinance respectively;

d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed to do so under the Insurance Companies Ordinance and the Financial Services Ordinance respectively;

e) carry on the business of company management, unless it is licensed under the Financial Services Ordinance;

(4) For purpose of paragraph (a) of subclause (3), the Company shall not be treated as carrying on business with the persons resident in Gibraltar if:

a) It makes or maintains deposits with a person carrying on banking business within Gibraltar

b) It makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisors or other similar persons carrying on business within Gibraltar;

c) It prepares or maintains books and records within Gibraltar;

d) It holds within Gibraltar meetings of its directors or members;

e) It holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

f) It holds shares, debt obligations or other securities in a company incorporated under The Companies Ordinance; or The Companies (Share Allotment and Capital Maintenance) Ordinance 1998.

g) Shares, debt obligations or other securities in the Company are owned by any person resident in Gibraltar or by any company incorporated under The Gibraltar Ordinance.

(5) The Company shall have all such powers as are permitted by law for the time being in force in Gibraltar irrespective of corporate benefit, to perform all acts and engage in all activities which are necessary or conducive to the conduct, promotion or attainment of the object of the Company.

(6) The Company shall have all powers to settle its assets or property or any part thereof in trust, or to transfer the same to any other company or entity, whether for the protection of its assets or not and with respect to such settlement or transfer the directors may provide that the Company, its creditors, its members or any person having a direct or indirect interest in the Company may be beneficiaries, creditors, members, certificate holders, partners or holders of any other similar interest, in such other company or entity.

(7) The directors may, by resolution of directors, exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party subject to the limitations on such activity as defined in the Articles of Association for the Company.

(8) The Company may, by resolution of directors, mortgage, charge, sell, transfer, lease, exchange or otherwise encumber or dispose of any or all of the assets, undertakings and property of the Company, whether in the usual or regular course of the business of the Company or not, without authorisation by a resolution of members subject to the limitations on such activity as defined in the Articles of Association for the Company.

4. **CURRENCY**

Shares in the Company shall be issued in the currency of Great Britain.

5. **AUTHORISED CAPITAL**

The authorised capital of the Company is £100,000 GBP.

6. **CLASSES, MEMBER AND PAR VALUE OF SHARES**

The authorised capital is made up of one class of shares divided 10,000,000 shares of £0.01 GBP par value each.

7. **DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES**

The designations, powers, preferences, rights, qualifications, limitations and restrictions of each class and series of shares that the Company is authorised to issue shall be fixed by resolution of directors, but the directors shall not allocate different rights as to voting, dividends, redemption or distributions on liquidation unless the Memorandum of Association shall have been amended to create separate classes of shares and all the aforesaid rights as to voting, dividends, redemption and distributions shall be identical as among the shares in each separate class.

8. **VARIATION OF CLASS RIGHTS**

If at any time the authorised capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent of the holders of a two-thirds (2/3) majority of the issued shares of that class or series and of the holders of a two-thirds (2/3) majority of the issued shares of any other class or series of shares which may be affected by such variation.

9. **RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU**

Rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10. **TRANSFER OF SHARES**

Registered shares in the Company may be transferred without the prior or subsequent approval of the Company in such manner as the directors may decide.

11. **AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION**

The Company may amend its Memorandum of Association and Articles of Association in General meeting, as per the Articles of Association.

ENACTED this 25th day of June 2003

For POWER CHIPS PUBLIC LIMITED COMPANY,

WITNESS the Corporate
Seal of the Company.

____

Rodney T. Cox
CEO/Chairman

____

Isaiah W. Cox
President/COO

THE COMPANIES ORDINANCE

OF THE LAWS OF GIBRALTAR

PUBLIC LIMITED COMPANY LIMITED BY SHARES

Amended - 25 June 2003

ARTICLES OF ASSOCIATION
OF

POWER CHIPS PUBLIC LIMITED COMPANY

GIBRALTAR COMPANY NUMBER 60528

INTERPRETATION

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words	**Meanings**
capital	The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares, plus the amounts that are from time to time transferred from surplus to capital by a resolution of directors.
member	A person who holds one or more shares in the Company.
person	An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.
resolution of directors	a) A resolution approved at a duly constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting in person, via e-mail or other electronic means, who voted and did not abstain; or b) a resolution consented to in writing by all directors or by all members of a committee, as the case may be. Except that where a director is given more than one vote, he shall then be counted by the number of votes he casts for the purpose of establishing a majority.
resolution of members	a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of I. a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting in person, by proxy, via e-mail or other electronic means, and were voted and did not abstain, unless these Articles of Association require a different majority; or II. a simple majority of the votes of each class or series of shares which were present at the meeting in person, by proxy, via e-mail or other electronic means, and entitled to vote thereon as a class or series and were voted and did not abstain and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting in person, by proxy, via e-mail or other electronic means, and were voted and did not abstain, unless these Articles of Association require a different majority; or b) a resolution consented to in writing by I. an absolute majority of the votes of shares entitled to vote thereon, unless these Articles of Association require a different majority; or II. an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and of an absolute majority of the votes of the remaining shares entitled to vote thereon, unless these Articles of Association require a different majority.
securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares or debt obligations.
surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital.
the Memorandum	The Memorandum of Association of the Company as originally registered or as from time to time amended.
the Ordinance	The Companies Ordinance including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
the Seal	Any Seal which has been duly adopted as the Seal of the Company.

these Articles	These Articles of Association as originally registered or as from time to time amended.
treasury shares	Shares in the Company that are not issued or that were previously issued but were redeemed.

"Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of representing or reproducing words in a visible form, including telecopier, telex, telegram, cable, e-mail or other form of writing produced by electronic communication.

Save as aforesaid, any words or expressions defined in the Ordinance shall bear the same meaning in these Articles.

Whenever the singular or plural number, or the masculine, feminine or neutral gender is used in these Articles, it shall, where the context admits, include the others.

A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted, and a reference to shares being present at a meeting shall be given a corresponding construction.

A reference to money in these Articles is a reference to the currency of the United States of America unless otherwise stated.

REGISTERED SHARES

2. The Company shall issue to every member holding registered shares in the Company a certificate signed by a director or officer of the Company under the Seal of the Company specifying the number and type of share or shares held by him, and the signature of the director or officer and the Seal may be facsimiles. The share certificates need to bear separate distinctive numbers.

3. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost, it may be renewed on production of the worn out certificate or on satisfactory proof of its loss, together with such indemnity as may be required by a resolution of directors and by the share transfer agent of the Company.

4. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORISED CAPITAL AND CAPITAL

5. Subject to the provisions of these Articles and any resolution of members the unissued shares of the Company shall be at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

6. Shares in the Company shall be issued for money, services rendered, personal property, an estate in real property, a promissory note or other binding obligation to contribute money or property or any combination of the foregoing as shall be determined by a resolution of directors.

7. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

8. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

9. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

10. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

11. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorised capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

12. The Company may redeem its own shares but only out of surplus or in exchange for newly issued shares of equal value but no redemption shall be made unless the directors determine that immediately after the redemption the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realisable value of the assets of the Company is conclusive, unless a question of law is involved. The Company may trade in its own shares, and in the shares of its subsidiary and affiliated companies without restriction as long as the directors determine that such trades are in the best interests of the members of the Company.

13. A determination by the directors under the preceding Article is not required where shares are redeemed
a) pursuant to a right of a member to have redeemed or to have his shares exchanged for money or other property of the Company;
b) by virtue of the provisions of Section 147 of the Ordinance; or
c) pursuant to an order of the court.

14. Shares that the Company redeems or repurchases pursuant to Article 12 may be cancelled or held as treasury shares unless the shares are redeemed out of capital and would otherwise infringe upon the requirements of Article 29, or to the extent that such shares are in excess of 80 percent of the issued shares of the Company, in which case they shall be cancelled but they shall be available for reissue.

15. Upon the cancellation of a share, the amount included as capital of the Company with respect to that share shall be deducted from the capital of the Company.

LIEN

16. The Company shall have a lien on every share, whether fully paid or not, and whether registered in the name of one or more members, and accordingly in Regulation 7 of Table 'A' the words "not being fully paid share" and "other than fully paid shares" shall be omitted; and the words "a single person" shall be deleted and the words "any member, whether alone or jointly with other members" shall be substituted therefor.

TRANSFER OF SHARES

17. Subject to any limitations in the Memorandum, registered shares in the Company may be transferred in such manner as the directors may from time to time decide, including that a professional share transfer agent be retained to maintain the share registry and transfer shares on behalf of the Company.

18. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

19. Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 60 days in any period of 12 months.

TRANSMISSION OF SHARES

20. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in Articles 21, 22 and 23.

21. The production to the Company, or its transfer agent, of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside Gibraltar if the document evidencing the grant of probate or letter of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which has competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court is of competent jurisdiction the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

22. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares and the directors shall treat it as such.

23. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

24. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORISED CAPITAL OR CAPITAL

25. Subject to the provisions of Article 31, the Company may in General Meeting amend the Memorandum to increase its authorised capital and in connection therewith the Company may in respect of any unissued shares increase the number of such shares and increase the par value of any such shares or effect any combination of the foregoing.

26. The Company may by Special Resolution amend the Memorandum to reduce its authorised capital and in connection therewith the Company may in respect of any unissued shares reduce the number of such shares, reduce the par value of any such shares or effect any combination of the foregoing.

27. Subject to the provisions of Article 31, the Company may amend the Memorandum to
a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or
b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series,
provided, however, that where shares are divided or combined under a. or b. of this Article, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

28. Subject to the provisions of Article 31, the capital of the Company may in General Meeting be increased by transferring an amount of the surplus of the Company to capital.

29. Subject to the provisions of Articles 30 and 31 the capital of the Company may by special resolution be reduced by:
a) returning to members any amount received by the Company upon the issue of any of its shares, the amount being surplus to the requirements of the Company; or
b) cancelling any capital that is lost or not represented by assets having a realisable value; or
c) transferring capital to surplus for the purpose of redeeming shares that the directors have resolved to redeem.

30. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

31. The capital or authorised capital of the Company can only be increased beyond 10,000,000 shares by a two-thirds (2/3) approval of not less than 75% of the total outstanding shares of the Company voting at a meeting of the members.

MEETINGS AND CONSENTS OF MEMBERS

32. The Annual General Meeting of the members shall be held at such time and place in each year, as the Board of Directors shall from time to time determine.

33. Other meetings of members may be convened
a) by order of the President and/or of the Chief Executive Officer (CEO); or
b) by the affirmative vote of a majority of the Board of Directors; or
c) by a member or members who own twenty percent or more of the voting shares of the Company.
Meetings will be held at such times and in such manner and places within or outside Gibraltar as the directors consider necessary or desirable.

34. The directors shall give not less than 21 days notice of meetings of members to those persons whose names, on the Record Date of the meeting, appear as members in the share register of the Company.

35. The directors may fix a date of not more than 60 days in advance of a meeting of members as the Record Date for determining those shares that are entitled to vote at the meeting.

36. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

37. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

38. The instrument appointing a proxy shall be produced at the place appointed for the meeting, or at such place or places as the directors shall appoint, before the time for holding the meeting at which the person named in such instrument proposes to vote.

39. An instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

[COMPANY NAME]

I/We .... being a member of the above Company with shares HEREBY APPOINT.................. of .... to be my/our proxy to vote for me/us at the meeting of members to be held on the ......day of the month of ....in the year........ and at any adjournment thereof.

Signed this... day of the month of ......in the year.......

....
Member

40. At any meeting of the members, beneficial owners of shares may vote those shares to which they have beneficial ownership where the direct owner of the shares is not voting those shares, when such beneficial ownership is supported by documentary evidence. This evidence may be a broker's statement or other credible documentation acceptable to the directors of the Company.

41. The following shall apply in respect of joint ownership of shares
a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;
b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and
c) if two or more of the joint owners are present in person or by proxy they must vote as one.

42. A member shall be deemed to be present at a meeting of members if he participates by telephone or e-mail or other electronic means and all members participating in the meeting are able to communicate with one another.

43. A meeting of members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy or by telephone or by e-mail or other electronic means not less than 20 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

44. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy or by telephone or by e-mail or other electronic means not less than 20 percent of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

45. At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, the members present shall choose one of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman, failing which the oldest individual member or representative of a member present shall take the chair.

46. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

47. At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

48. Any person other than an individual shall be regarded as one member and subject to Article 40 the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule the directors may rely and act upon such advice without incurring any liability to any member.

49. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

50. The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

51. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

52. An action that may be taken by the members at a meeting may also be taken by a resolution of members, representing not less than 75 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of members, consented to in writing or by telex, telegram, cable, facsimile, e-mail or other written electronic communication, without the need for any notice, but if any resolution of members is agreed otherwise than by the unanimous written consent of all represented members, then said resolution shall have no standing, and shall not be adopted.

DIRECTORS

53. The members of the Board shall be divided into three classes, the classes to be as nearly equal in number as possible. The term of office of the directors of the first class shall expire at the first annual meeting of members after their election, that of the second class shall expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual general meeting of the members following the adoption of these articles, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of members held in the third year following the year of their election and until their successors have been elected and qualified.

54. The minimum number of directors shall be five and the maximum number shall be fifteen.

55. Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

56. The members may from time to time, by affirmative vote of two-thirds (2/3) of shares entitled to vote at a general meeting of members, remove any director or directors for cause before the expiration of his or their period of office and elect any qualified person or persons in his or their stead for the balance of his or their term at a general meeting of members, of which notice specifying the intention to pass such resolution shall have been given.

57. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

58. The office of a director shall be vacated
   a) if he is adjudged bankrupt;
   b) if he becomes of unsound mind;
   c) if he is absent from the meetings of the directors for six months without the leave of the other directors or a majority of the other directors;
   d) if he resigns by notice in writing left at or sent to the office of the Company; or
   e) if he becomes prohibited by law from acting as a director.

59. A vacancy in the Board of Directors may be filled by a resolution of members or by a resolution of not less than two-thirds (2/3) of the remaining directors.

60. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

POWERS OF DIRECTORS

61. The business and affairs of the Company shall be managed by the directors who may exercise all such powers of the Company as are noted by the Ordinance or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

62. All actions taken and things done by any meeting of persons acting as a Board of Directors or by any person acting as a director shall, notwithstanding that it shall afterwards be discovered that there was some defect in the election, appointment or qualification of such Board or director, be as valid as though such defect had not obtained.

63. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company.

64. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to fixing the emoluments of directors.

65. Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the Board of Directors or with respect to unanimous written consents.

66. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen for summoning a meeting of members.

67. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

PROCEEDINGS OF DIRECTORS

68. The directors of the Company or any committee hereof may meet at such times and in such manner and places within or outside Gibraltar as the directors may determine to be necessary or desirable, including a continuous on-line meeting conducted by e-mail or other electronic means.

69. A director shall be deemed to be present at a meeting of directors if he participates by telephone or e-mail or other electronic means and all directors participating in the meeting are able to communicate with one another.

70. A director shall be given not less than 48 hours notice of meetings of directors, for any meeting other than the continuous on-line meeting conducted by e-mail or other electronic means, but a meeting of directors held without 48 hours notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

71. A director may by a written instrument appoint an alternate, who need not be a director, and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

72. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate or by telephone or by e-mail or other electronic means not less than two-thirds (2/3) of the total number of directors, unless there are only two directors in which case the quorum shall be two.

73. At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice Chairman of the Board of Directors or if the Vice Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

74. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile, e-mail, or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice.

75. The directors shall cause the following corporate records to be kept

a) minutes of all meetings of directors, members, committees of directors, committees of officers and committees of members;

b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

76. The books, records and minutes shall be kept at the registered office of the Company in Gibraltar and at such other place or offices as the directors determine. These shall be open for inspection by any member of the Board at all reasonable business hours.

77. The Board of Directors shall have a Chairman, an Executive Committee, an Audit Committee and a Compensation Committee, and as many other committees of the Board of Directors, as the directors may deem appropriate.

78. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority to amend the Memorandum or these Articles.

79. The Executive Committee shall have no less than three members and no more than five. The Board of Directors elects the Executive Committee after each Annual Meeting. The Executive Committee has the authority to function for the full Board of Directors and can bind the Company, subject to the full Board of Directors and Regulatory Approvals where appropriate. The Executive Committee is for ease of operation, although the deliberations of Executive Committee are carried out in electronic communications to which all directors are privy.

80. The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

FINANCING

81. The Board of Directors may from time to time

a) borrow money upon the credit of the Company;

b) limit or increase the amount to be borrowed;

c) issue shares in the Company subject to the following: The share capitalization of the Company is limited to 10,000,000 shares outstanding. This can be changed only by a two-thirds (2/3) approval of not less than 75% of the total outstanding shares of the Company voting at a meeting of the members.

d) repurchase or borrow Company shares, directly or indirectly and sell, trade or use them in any manner to finance the Company, subject to the reporting requirements in the jurisdictions where the shares trade and to the laws of Gibraltar. The Company has the right to sell shares, debentures or other securities in subsidiary or directly or indirectly controlled companies for such sums and at such prices as may be deemed expedient, subject to the reporting requirements in the jurisdictions where the shares trade and to the laws of Gibraltar;

e) secure any such shares or debentures or other securities in subsidiary companies or directly or indirectly controlled companies or any other present or future borrowing or liability of subsidiary or directly or indirectly controlled companies of the Company by mortgage, charge or pledge of all or any currently owned or subsequently acquired real and personal, movable or immovable property directly or indirectly owned; and

f) pay commission for financing or sales of shares or properties or interests that benefit the Company or its subsidiary or directly or indirectly controlled companies.

82. The Board of Directors may from time to time authorize any director or directors, officer or officers, employee or agents of the Company, or other person or persons, whether connected with the Company or not, to make arrangements for the Company, and its subsidiary companies, and directly and indirectly controlled companies, with references to the money borrowed, or to be borrowed as aforesaid, and as to the terms and conditions of the loan thereof, and with the power to vary or modify such arrangements, terms and conditions and to give such additional securities.

83. The Company may borrow money from officers and directors and others for its ongoing business needs on such terms and conditions as the directors may from time to time authorize.

84. The Board of Directors may from time to time authorize any director or directors, officer or officers, employee or agents of the Company, or other person or persons, whether connected with the Company or not, to sign, execute and give on behalf of the Company, and its subsidiary companies, and directly and indirectly controlled companies, all documents, agreements, promises and other writings necessary or desirable for the purposes aforesaid to draw, make, accept, endorse, execute and issue cheques, wire transfers, money orders, purchases and sales of securities, promissory notes, bills of exchange, bills of lading, and other negotiable or transferable instruments, and the same and all renewals thereof or substitutions thereof so signed shall be binding upon the Company.

85. The powers hereby conferred shall be and be deemed to be in supplement of, and not in substitution for, any powers to borrow money, or conduct business for the purposes of the Company possessed by its directors or officers.

86. The Directors shall cause a proper register to be kept in accordance with the Ordinance of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Ordinance in relation and otherwise.

OFFICERS

87. The officers of the Company shall be a President, a Chief Executive Officer (CEO), a Secretary and such other officers as the Board in its discretion may from time to time elect. The President and/or the CEO may from time to time appoint persons who are not corporate officers to executive or administrative offices, with such titles as the President and/or the CEO in his/their discretion may determine.

88. Any offices except those of President and Secretary may be held by the same person.

89. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members.

90. The remuneration of all officers of the Company shall be established by the Compensation Committee of the Board in such manner as it may from time to time determine.

91. The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

92. Except to the extent from time to time otherwise determined by resolution of the Board, the President and the CEO shall be the Executive Officers of the Company and shall have general supervision of all other officers and their duties.

93. Subject to any statutory limitation, the President and/or the CEO may from time to time delegate to any other person the powers, authority and duties of any officer.

94. Subject to such limitation as the Board may from time to time impose, an officer shall have all the powers and authority and shall perform all the duties as may from time to time be imposed upon the holder of such office by the Articles of Association of the Company or by resolution of the Board.

CONFLICT OF INTERESTS

95. If a director, officer or employee of the Company is a director or officer of another company or holds a beneficial interest of 5% or more, directly or indirectly, in a company or property, such other company or property may not be vended into the Company unless
a) the terms of such contract are fully disclosed in advance to the Board of Directors of the Company; and
b) if the cost to the Company exceeds $50,000 USD, then the contract must be approved by a two-thirds (2/3) majority of the Board of Directors, with the director or directors involved abstaining; and
c) if the cost to the Company exceeds $200,000 USD then the contract must be ratified by two-thirds (2/3) of the members of the Company in attendance at a regular or special meeting of members called to consider the subject contract.
These restrictions do not apply to the provision of goods and services in the ordinary course of business.

INDEMNIFICATION

96. No director shall be disqualified by his office or by reason of holding any other office or place of profit under the Company or under any company in which the Company shall be a shareholder or otherwise interested from entering into any contract or arrangement with the Company as a provider of goods and services in the ordinary course of business; nor shall any such contract or arrangement be thereby avoided; nor shall any director be liable to account to the Company for any profit arising from any such contract or arrangement; nor shall any director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement, subject to Article 95. Subject to any statutory requirement, every Director shall be obligated to make relevant disclosure of all such interests and shall refrain from voting on all issues involving such interests.

97. No director or Officer of the Company, while in office and acting in his official capacity shall be liable for: the acts, receipts, neglects or defaults of any other person; or for joining in any receipt or act of conformity; or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Company; or for the insufficiency or deficiency of any security in or upon which any moneys of the Company are invested; or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities, or other property of the Company are lodged or deposited; or for any other loss, damage, or misfortune whatever which may arise out of the execution of the duties of his office or in relation thereto unless the same shall happen by or through his own willful and wrongful act.

98. Any contract entered into or action taken or omitted by or on behalf of the Company shall, if approved by a resolution of the members in General Meeting, be deemed for all purposes to have had prior authorization of its members.

99. The Company may purchase and maintain insurance in relation to any person who is or was a director, or an officer of the Company, or who at the request of the Company is or was serving as a director, or an officer of, or in any other capacity is or was acting for another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability. The Company may purchase and maintain life insurance in relation to any person who is or was a director, or an officer of the Company, or serving as a consultant to the Company, in any amount with the Company as a primary beneficiary.

SEAL

100. The Seal, an impression whereof is stamped on the margin hereof, shall be the Seal of the Company.

101. The Company may have more than one seal and references herein to the Seal shall be references to every seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorised from time to time by resolution of directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

MERGER/ACQUISITION

102. In the event that two-thirds (2/3) of the entire Board of Directors shall approve the acquisition of the Company by any individual, group of individuals or business entity, or the merger of the Company with any other business entity, such approval shall become effective upon ratification by not less than two-thirds (2/3) of the outstanding shares of the Company entitled to vote at a meeting of the members of the Company especially called for such purpose.

103. In the event that any such acquisition or merger of the Company shall not be approved by the Board of Directors as set forth above, then such disapproval may be over-ridden by an affirmative vote of not less than three-quarters (3/4) of the total outstanding shares at a meeting of members of the Company specially called for such purpose.

DIVIDENDS

104. Dividends shall be payable from time to time only to the extent and as and when and in what manner the Board of Directors, at its discretion, may from time to time determine.

105. Subject to any applicable statutory provisions, the Board may fix in advance a date preceding, by not more than thirty (30) days, the date for payment of any dividend or share distribution or any other form of distribution to the members, as a Record Date for the determination of the rights to receive the distribution as the case may be and in every such case only such persons as shall be members of record at the close of business on the date so fixed shall be entitled to receive payment of such dividend or distribution, notwithstanding the transfer of any shares after any such Record Date fixed as aforesaid.

106. If the dividend or distribution which has been declared is payable in cash, then it shall be paid by cheque drawn to the order of each registered holder of shares of the Company as of the Record Date fixed, and mailed with postage prepaid to such registered holder at his address as recorded on the books of the Company, unless such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such holders and if more than one address is recorded on the books of the Company in respect to such joint holding, the cheque shall be mailed to the first address so recorded. The mailing of such a cheque as the aforesaid shall satisfy and discharge all liability for the dividend to the extent of the sum presented thereby, unless such cheque is not paid upon due presentation. In the event of non-receipt of any dividend cheque thereby the person to whom it is so sent at aforesaid address, the Company shall issue or cause to be issued to such person a replacement cheque for the like amount upon such terms as to indemnify the Company and such evidence of non-receipts as the President and/or the CEO may from time to time prescribe, whether generally or in any particular case.

WITHHOLDING INFORMATION FROM MEMBERS

107. No member shall be entitled by virtue of being a member to discovery of any information or records respecting the Company or its business except under authority which may be general or specific of a Resolution of the Board, saving always the statutory rights of a member.

ACCOUNTS

108. The books of account if any shall be kept at the registered office of the Company, or at such other place or places as the directors deem fit.

109. The directors may, if they deem it fit, cause to be made out and may serve on the members or lay before a meeting of members a profit and loss account for a period in the case of the first account since the incorporation of the Company and in any other case, since the preceding account, made to a date not earlier than the date of the notice by more than twelve months, and a balance sheet as at the date to which the profit and loss account is made up.

110. Copies of any such profit and loss account and balance sheet shall be made available to every member of the Company.

111. The accounts of the Company are to be kept in accordance with the provisions of generally accepted accounting practices in Gibraltar.

112. The directors shall, in accordance with the Ordinance cause to be made out in every year and to be laid before the Company in General Meeting a balance sheet and profit and loss account to be decided upon by the directors and made up to a date not earlier than the date of the Meeting by more than nine months.

AUDIT

113. The Company may by resolution of members call for the accounts to be examined by auditors.

114. The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of members and his duties regulated in accordance with the Ordinance.

115. The auditors shall examine each profit and loss account and balance sheet required to be made available to every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period;

b) all the information and explanations required by the auditors have been obtained.

116. The report of the auditors shall be annexed to the accounts and shall be presented at the meeting of members at which the accounts are laid before the Company or shall be otherwise made available to members.

117. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

118. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

SECRETARY

119. A Secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

NOTICES

120. Any notice, information or written statement to be given by the Company to members must be served to the physical address or the e-mail address of such shareholder appearing on the books of the Company or, if not so appearing, to the last physical and/or e-mail address known to the person charged with serving such notice, and for such purpose the address of any shareholder on the books of the Company may be changed in accordance with any information which appears to be reliable: and any notice with respect to shares registered in the names of more than one person shall be given to whichever of such persons is named first in the share register and notice so given shall be sufficient notice to all holders thereof.

121. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office.

122. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was mailed in such time as to admit to its being delivered in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

123. Any notice or other communication delivered in person shall be deemed to have been given at the time of delivery, and any notice or other communications sent by Air Mail or Registered Post shall be deemed to have been given on the day of mailing, and any notice or other communication sent by any means or wire or wireless including e-mail and fax or any form or recorded communication shall be deemed to have been given the day when it was sent electronically, and any communication delivered by Courier shall be deemed to have been given on the day it was delivered to the appropriate agency for dispatch; and a certificate in respect of any thereof in writing signed by any officer of the Company or by an agent of the Company shall be conclusive evidence of the matters therein certified.

124. Every person who by any means whatsoever becomes entitled to any share shall be bound by every notice in respect thereof given to his predecessor in title to the name and address of such person being entered in the share register of the holder thereof.

125. Any notice or other communication duly given to any member shall, notwithstanding that such member be then deceased and whether or not the Company have notice thereof, be deemed to have been duly served upon all persons, including his heirs, executors, administrator or assigns, having any title to or interest in the shares registered in the name of such member either as sole holder or as holder thereof jointly with others.

126. The signature to any notice or other communication to be given by the Company may be in whole or in part written, stamped, typewritten, electronically signed, e-mailed, printed or done in any other consistent verifiable manner.

127. The accidental omission to send any notice to any member, director, officer or auditors or the non-receipt of any notice by any member, director, officer or auditors or any error in the notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

128. Any member, director, officer or auditors may waive any notice requirement to be given by the Articles or Memorandum or by statute, and such waiver whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving of such notice.

VOLUNTARY WINDING UP AND DISSOLUTION

129. Subject to any rights which may exist in favour of any particular class of shares, if the Company shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed, so that as nearly as may be, the deficiency shall be born by the members in proportion to the capital paid up or nearly as may be, the deficiency shall be born by the members in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up of the shares held by them respectively, and if on a winding up, the assets available for distribution among the members shall be more than sufficient to repay the whole of the capital paid up, at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up, paid or which ought to have been paid up on the shares held by them respectively.

130. Subject to any rights which may exist in favour of any particular class of shares, but subject to the provisions of any law from time to time in force with regard thereto, any part of the assets of the Company, including any shares in other companies, may be divided among the members of the Company in specie, or may be vested in trustees for the benefit of such members and the liquidation of the Company may be closed and the Company dissolved, but so that no members shall be compelled to accept any shares or otherwise whereon there is any liability.

ENACTED this 25th day of June 2003

For POWER CHIPS PUBLIC LIMITED COMPANY,

WITNESS the Corporate
Seal of the Company.

Rodney T. Cox
CEO/Chairman

Isaiah W. Cox
President/COO

BDO Fidecs Management Limited
Corporate Secretaries

List of Authorized Signatories

1. Rodney T. Cox;
2. Isaiah Cox; and
3. Fidecs Management Limited

Power Chips plc

GIBRALTAR COMPANY NUMBER 60528
INFORMATION CIRCULAR
Fiscal Year 2006

1. SOLICITATION OF PROXIES:

This information circular is furnished in connection with the solicitation of proxies by the Management of Power Chips plc ("Company") for use at its Annual Meeting of Members to be held 20 June 2006 in Gibraltar and via the Internet at www.powerchips.gi, with the Record Date of the meeting being 4 May 2006, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2006, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in Gibraltar GAAP (Generally Accepted Accounting Principles).

2. QUORUMS AND VOTING:

The authorised share capital of the Company is £100,000 GBP, consisting solely of one class of common shares divided into 10,000,000 shares with par value of £0.01 GBP per share, of which 8,035,118 shares were outstanding at the close of business 31 March 2006.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax,a nd the Company's Internet website at www.powerchips.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. REVOCATION OF PROXIES:

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@powerchips.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. PRINCIPAL HOLDERS OF VOTING SHARES:

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2006 except:

Borealis Technical Limited (which is a 98% owned subsidiary of Borealis Exploration Limited) owns and controls 5,228,949, which is 65.08% of the outstanding shares.

5. ELECTION OF DIRECTORS:

Present Directors	**Remaining Term**
Isaiah W. Cox, A.B.	up for election
Nechama J.Co x,P h.D.	up for election
Wayne S. Marshall,P h.D.	1 years
Giulio Pontecorvo, Ph.D.	1 years
Rodney T.Cox, Ph.D.	2 years
Stuart Harbron, Ph.D.	2 years
Peter Vanderwicken, A.B.	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 31 March 2006.

ISAIAH W. COX became a Director of the Company on 23 March 2000. Mr. Cox is President, Chief Operating Officer, a member of the Executive Committee and Compensation Committee of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited and the Jeremiah Toyam Cox Foundation Limited, among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 25,600 shares of Power Chips plc.

NECHAMA J. COX became a Director of the Company on 1 August 2001. Dr. Cox is the European Regional Manager of the Company as well as Borealis Technical Limited, Chorus Motors plc and Cool Chips plc. In 1999, she founded the Mishkan School as well as being a Founding Governor of the Noam Primary School. She is currently also a Director of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc and Photon Power plc. She is a Member of the Council of a number of foundations based in Gibraltar. Nechama J. Cox beneficially owns directly or indirectly 20,275 shares of Power Chips plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

WAYNE S. MARSHALL became a Director of the Company on 23 March 2000. He retired as a Professor of Business Administration from Long Island University, where he remains an Emeritus Professor. Dr. Marshall is Chairman of the Executive and Compensation Committees, and a member of the Audit Committee of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the VSBM Foundation Limited among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 72,664 shares of Power Chips plc.

GIULIO PONTECORVO became a Director of the Company on 28 August 2003. Dr. Pontecorvo is a Professor Emeritus at the Columbia University Graduate School of Business, and has served on numerous National Academy of Science committees. Professor Pontecorvo has advised the United Nations, the World Bank and other multilateral organizations on a variety of economic and environmental issues, and has published widely on many economic, financial and environmental topics. He is currently also a Director of Borealis Exploration Limited, Cool Chips plc, Chorus Motors plc, and Photon Power plc. Giulio Pontecorvo beneficially owns directly or indirectly 5,000 shares of Power Chips plc.

RODNEY T. COX became Chief Executive Officer on 11 February 1997. Dr. Cox became a Director and Chairman of the Board of the Company on 23 March 2000. He is a member of the Executive, Audit and Compensation Committees. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited, the Jeremiah Toyam Cox Foundation Limited, and the Benjamin J. Cox Foundation Limited, among other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 114,280 shares of Power Chips plc.

STUART HARBRON became a Director of the Company on 23 July 2002. Dr Harbron is Chief Patent Officer for the Company. He is the owner of The Enzyme Technology Consultancy, a consulting business specializing in providing IP intelligence to the biotechnology industry. He is currently also a Director of Avto Metals plc, Borealis Exploration Limited, Chorus Motors plc, and Cool Chips plc. Dr. Harbron is a Member of the Council of the Edgar Research Foundation. Stuart Harbron beneficially owns directly or indirectly 14,500 shares of Power Chips plc.

PETER VANDERWICKEN became a Director of the Company on 6 September 2000. Mr. Vanderwicken is Chairman of the Audit Committee of the Company. Mr. Vanderwicken is a private investor who retired in 2004 as president of Plumstead Group, Inc., a publishing and consulting firm. He is currently also a Director of Borealis Exploration Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc and Chairman of Roche Bay plc. Peter Vanderwicken beneficially owns directly or indirectly 10,241 shares of Power Chips plc.

Fidecs Management Limited became Corporate Secretary of the Company on 21 May 2001.

6. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

7. INSURANCE:

The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company.Th e indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

8. INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of Power Chips plc, but pays all of Power Chips plc expenses. All funds raised by the sale of Power Chips plc shares go to Borealis Technical Limited, where they become an account payable to Power Chips plc.

9. GENERAL:

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 5 June 2006

Power Chips plc

Rodney T. Cox,P h.D.
CEO/Chairman of the Board

Isaiah W. Cox, A.B.
President/COO

2006
Power Chips plc
NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the Annual General Meeting of Members of Power Chips Public Limited Company will be held on Tuesday, the 20th day of June 2006, at the hour of 18:00 (Gibraltar time), at the offices of Fidecs Management Limited, 8-10 Queensway, Montague Pavilion, Gibraltar, and on the Internet at www.powerchips.gi, for the purposes described in this Notice. Members are cordially invited to attend this meeting.

1. To elect 2 Directors, each for a 3-year term.
2. To appoint auditors for the year ending 31 March 2007.
3. To table the financial statements for the year ended 31 March 2006.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company.
5. To transact any further business as may properly come before the meeting.

Dated this 30th day of May 2006

By Order of the Board of
Power Chips plc

Rodney T. Cox, Ph.D.
CEO and Chairman of the Board

Isaiah W. Cox, A.B.
President, COO and Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.504.3593, or in the States to +1.503.296.2163 or any Power Chips office. The proxy will be available for voting on-line at the Power Chips website, www.powerchips.gi from 6 June 2006. The proxy will also be accepted if sent in electronic form to proxy@powerchips.gi. Even if you plan on attending the meeting electronically we would appreciate your proxy before the meeting and you will still be allowed to vote in person at the meeting. There is always a possibility that the phone lines or the Internet will be down at the time of the meeting and sending in the proxy ensures your vote will be counted. Please note: the audited financial statements and information circular will be available at: www.powerchips.gi/investor/corpinfo.shtml.

2006
Power Chips plc
PROXY

SOLICITED BY MANAGEMENT

I/We ______________________________________ being a member of the above Company with shares HEREBY APPOINT Rodney T. Cox, Isaiah W. Cox, Wayne S. Marshall, Peter Vanderwicken and Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ______________ ________________________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and on the Internet at www.powerchips.gi on the 20th day of June 2006, at the hour of 18:00 hours (Gibraltar Time), or at any adjournment thereof.

(a) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Isaiah W. Cox**, Director, for a three year term.

(b) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Nechama J. Cox**, Director, for a three year term.

(c) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the appointment of **Moore Stephens, Chartered Accountants**, Gibraltar, for Auditors of the Company for the year ending 31 March 2007.

(d) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the members of the Company.

Signed this ______ day of ________________ 2006

____
Signature of Member (name to be written exactly as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

«HOLDER_1»
«HOLDER_2»
«HOLDER_3»
«HOLDER_4»
«ADDRESS_1»
«ADDRESS_2»
«ADDRESS_3»
«CITY» «STATE» «ZIP_CODE»
«COUNTRY»

Number of shares owned: «SHARES»

For voting on-line, you will need: **Username:** «USERNAME» **Password:** «PASSWORD»

Shareholders are requested to confirm or provide the following information:

Citizenship: «CITIZENSHIP» ________________
Occupation: «OCCUPATION» ________________
Phone #: «PHONE» ________________
Email: «EMAIL» ________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each member can vote their proxy and attend the meeting and vote in person or vote electronically. The Record Date for the meeting 4 MAY 2006.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This proxy is acceptable if sent by electronic form to proxy@powerchips.gi, and also can be voted at the Power Chips Web Site www.powerchips.gi from 6 June 2006. Faxed copies are also acceptable if sent to +44.207.504.3593, or in the States to +1.503.296.2163, or any of the Power Chips corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made. IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the notice; including the election of ISAIAH W. COX and NECHAMA J. COX, each for a 3-year term, and the appointment of MOORE STEPHENS, Chartered Accountants, as auditors, AND THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

Power Chips plc

GIBRALTAR COMPANY NUMBER 60528
INFORMATION CIRCULAR
Fiscal Year 2005

1. SOLICITATION OF PROXIES:

This information circular is furnished in connection with the solicitation of proxies by the Management Power Chips plc ("Company") for use at its Annual Meeting of Members to be held 28 June 2005 in Gibraltar and via the Internet at www.powerchips.gi, with the Record Date of the meeting being 29 April 2005, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2005, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in Gibraltar GAAP (Generally Accepted Accounting Principles).

2. QUORUMS AND VOTING:

The authorised share capital of the Company is £100,000 GBP, consisting solely of one class of common shares divided into 10,000,000 shares with par value of £0.01 GBP per share, of which 8,035,118 shares were outstanding at the close of business 31 March 2005.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax,a nd the Company's Internet website at www.powerchips.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. REVOCATION OF PROXIES:

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@powerchips.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. PRINCIPAL HOLDERS OF VOTING SHARES:

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2004 except:

The Parmenides Group holds 6,902,123 shares, which is 85.89% of the outstanding shares. Borealis Technical Limited (which is a 98% owned subsidiary of Borealis Exploration Limited) owns and controls 5,221,451, which is 64.98% of the outstanding shares. The Parmenides Group holds these shares as fiduciary and disclaims ownership or control of these shares. The Parmenides Group also owns 143,259 shares (not included above).

5. ELECTION OF DIRECTORS:

Present Directors	**Remaining Term**
Rodney T.Cox, Ph.D.	up for election
Stuart Harbron,P h.D.	up for election
Peter Vanderwicken, A.B.	up for election
Isaiah W. Cox, A.B.	1 year
Nechama J. Cox,P h.D.	1 year
Robert T. Bauer, M.S.	2 years
Wayne S. Marshall,P h.D.	2 years
Giulio Pontecorvo, Ph.D.	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 29 April 2005.

RODNEY T. COX became Chief Executive Officer on 11 February 1997. Dr. Cox became a Director and Chairman of the Board of the Company on 23 March 2000. He is a member the Executive, Audit and Compensation Committees. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Roche Bay plc, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited, Jeremiah Toyam Cox Foundation Limited, and the Benjamin J. Cox Foundation Limited, among other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 114,280 shares of Power Chips plc.

STUART HARBRON became a Director of the Company on 23 July 2002. Dr Harbron is Chief Patent Officer for the Company. He is the owner of The Enzyme Technology Consultancy, a consulting business specializing in providing IP intelligence to the biotechnology industry. He is currently also a Director of Avto Metals plc, Borealis Exploration Limited, Chorus Motors plc, and Cool Chips plc. Dr. Harbron is a Member of the Council of the Edgar Research Foundation. Stuart Harbron beneficially owns directly or indirectly 14,500 shares of Power Chips plc.

PETER VANDERWICKEN became a Director of the Company on 6 September 2000. Mr. Vanderwicken is Chairman of the Audit Committee of the Company. Mr. Vanderwicken is a private investor who retired in 2004 as president of Plumstead Group, Inc., a publishing and consulting firm. He is currently also a Director of Borealis Exploration Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Faraway plc, and Roche Bay plc. Peter Vanderwicken beneficially owns directly or indirectly 10,241 shares of Power Chips plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

ISAIAH W. COX became a Director of the Company on 23 March 2000. Mr. Cox is President, Chief Operating Officer, a member of the Executive Committee and Compensation Committee of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of the Hart Cox Foundation Limited and the Jeremiah Toyam Cox Foundation Limited, among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 25,600 shares of Power Chips plc.

NECHAMA J. COX became a Director of the Company on 1 August 2001. Dr. Cox is the European Regional Manager of the Company as well as Borealis Technical Limited, Chorus Motors plc and Cool Chips plc. In 1999, she founded the Mishkan School as well as being a Founding Governor of the Noam Primary School. She is currently also a Director of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc and Photon Power plc. She is a Member of the Council of a number of foundations based in Gibraltar. Nechama J. Cox beneficially owns directly or indirectly 20,275 shares of Power Chips plc.

ROBERT T. BAUER became a Director on 17 May 2004. Mr. Bauer is also a Director of Borealis Exploration Limited, Chorus Motors plc and Cool Chips plc. Mr. Bauer is an Advisory Software Engineer at IBM Corporation and holds adjunct faculty positions at the Oregon Graduate Institute, Portland State University, and Portland Community College. Mr. Bauer beneficially owns directly or indirectly 4,000 shares of Power Chips plc.

WAYNE S. MARSHALL became a Director of the Company on 23 March 2000. He retired as a Professor of Business Administration from Long Island University, where he remains an Emeritus Professor. Dr. Marshall is Chairman of the Executive and Compensation Committees, and a member of the Audit Committee of the Company. He is currently also a Director of Borealis Exploration Limited, Borealis Technical Limited, Avto Metals plc, Chorus Motors plc, Cool Chips plc, Photon Power plc, Roche Bay Holdings Limited, Roche Bay Holdings (Barbados) Limited, Roche Bay plc, Credits Holdings Limited, Borealis Roche Bay Limited, WheelTug plc, Cool Chips Military Sales plc, and Faraway plc. He is a Member of the Council of The VSBM Foundation Limited among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 72,664 shares of Power Chips plc.

GIULIO PONTECORVO became a Director of the Company on 28 August 2003. Dr. Pontecorvo is a Professor Emeritus at the Columbia University Graduate School of Business, and has served on numerous National Academy of Science committees. Professor Pontecorvo has advised the United Nations, the World Bank and other multilateral organizations on a variety of economic and environmental issues, and has published widely on many economic, financial and environmental topics. He is currently also a Director of Borealis Exploration Limited, Cool Chips plc, Chorus Motors plc, and Photon Power plc. Giulio Pontecorvo beneficially owns directly or indirectly 5,000 shares of Power Chips plc.

Fidecs Management Limited became Corporate Secretary of the Company on 21 May 2001.

6. APPOINTMENT OF AUDITORS:

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

7. INSURANCE:

The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company.Th e indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

8. INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of Power Chips plc, but pays all of Power Chips plc expenses. All funds raised by the sale of Power Chips plc shares go to Borealis Technical Limited, where they become an account payable to Power Chips plc.

9. GENERAL:

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 30 May 2005

Power Chips plc

Rodney T. Cox, Ph.D.
CEO/Chairman of the Board

Isaiah W. Cox, A.B.
President/COO

2005
Power Chips plc
NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the annual meeting of Members of Power Chips plc will be held on Tuesday, the 28th day of June 2005, at the hour of 18:30 (Gibraltar time), at the Offices of Fidecs Management Limited, 8-10 Queensway, Montague Pavilion, Gibraltar, and on the Internet at http://www.powerchips.gi/, for the purposes described in this Notice.

1. To elect 3 Directors, each for a 3-year term.
2. To appoint auditors for the year ending 31 March 2006.
3. To table the financial statements for the year ended 31 March 2005.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company.
5. To transact any further business as may properly come before the meeting.

Dated this 16th day of May 2005

By Order of the Board of
Power Chips plc

Rodney T. Cox, Ph.D.
CEO and Chairman of the Board

Isaiah W. Cox, A.B.
President, COO and Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.504.3593 any Power Chips office. The company plans to have this proxy available for voting at the Power Chips website, http://www.powerchips.gi/ from 6 June 2005. The proxy will also be accepted if sent in electronic form to mailto:proxy@powerchips.gi. Even if you plan on attending the meeting electronically we would appreciate your proxy before the meeting and you will still be allowed to vote in person at the meeting. There is always a possibility that the phone lines or the Internet will be down at the time of the meeting and sending in the proxy ensures your vote will be counted. PLEASE NOTE: THE AUDITED FINANCIAL STATEMENTS AND INFORMATION CIRCULAR ARE SCHEDULED TO BE AVAILABLE FROM 6 JUNE 2005 AT http://www.powerchips.gi/investor/corpinfo.shtml.

2005
Power Chips plc
PROXY

SOLICITED BY MANAGEMENT

I/We ____ being a member of the above Company with shares HEREBY APPOINT Rodney T. Cox, Isaiah W. Cox, Wayne S. Marshall, Peter Vanderwicken and Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ________________ __________________________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and on the Internet at http://www.powerchips.gi/ on the 28th day of June 2005, at the hour of 18:30 hours (Gibraltar Time), or at any adjournment thereof.

(a) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Rodney T. Cox**, Director, for a three year term.

(b) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Stuart Harbron**, Director, for a three year term.

(c) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the election of **Peter Vanderwicken**, Director, for a three year term.

(d) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) the appointment of **Moore Stephens, Chartered Accountants**, Gibraltar, for Auditors of the Company for the year ending 31 March 2006.

(f) VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( ) to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the members of the Company.

Signed this _____ day of __________________ 2005

«holder_1»
«holder_2»
«holder_3»
«holder_4»
«address_1»
«address_2»
«address_3»
«city» «state» «zip_code»
«country»

____

Signature of Member (name to be written exactly as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned: «shares»

For voting on-line, you will need both of the following: **Username:** «username» **Password:** «password»

Shareholders are requested to confirm or provide the following information:

Citizenship:	«citizenshi»	______________________________
Occupation:	«occupation»	______________________________
Phone #:	«phone»	______________________________
Email:	«email»	______________________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each member can vote their proxy and attend the meeting and vote in person or vote electronically. The Record Date for the meeting 29 April 2005.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This proxy is acceptable if sent by electronic form to proxy@powerchips.gi, and also can be voted at the Power Chips Web Site www.powerchips.gi from 6 June 2005. Faxed copies are also acceptable if sent to +44.207.504.3593, or any of the Power Chips corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made. IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the notice; including the election of Rodney T. Cox, Stuart Harbron and Peter Vanderwicken, each for a 3-year term, and the appointment of MOORE STEPHENS, Chartered Accountants, as auditors, AND THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

RECEIVED
2006 SEP -8 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the three months ending 30 June 2006
for the first quarter of Fiscal Year 2007

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT
For the three months ended 30 June 2006

	30 June 2006	30 June 2005
	$	$
Expenditure		
Administration fees	10,800	10,800
Retained losses for the period	(10,800)	(10,800)
Retained losses brought forward	(392,400)	(349,200)
Retained losses carried forward	$ (403,200)	$ (360,000)

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 30 June 2006

	30 June 2006	30 June 2005
	$	$
Current Assets		
Debtors	5,066,360	5,109,560
Total Net Assets	$ 5,066,360	$ 5,109,560
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,779	5,345,779
Profit and Loss Account	(403,200)	(360,000)
Total Shareholders' Funds	$ 5,066,360	$ 5,109,560

Power Chips plc
Registered in Gibraltar, number 60528
8-10 Queensway
Gibraltar

Certification:

These financial statements, and the notes thereto, are based on the best information currently available to the Company, and to the best of my knowledge present fairly, in all material respects, the financial position of the Issuer and the results of its operations and cash flow for the periods presented, in conformity with accounting principles generally accepted in Gibraltar and the United Kingdom, consistently applied.

Power Chips plc

Rodney T. Cox
CEO

	Gibraltar	England	US	
Phone:	+350.59995	+44.207.101.9592	+1.503.621.3286	e-mail:exec@powerchips.gi
Fax:	+350.59059	+44.207.504.3593	+1.503.296.2163	www.powerchips.gi

POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2005
for the third quarter of Fiscal Year 2006

prepared 19 January 2006

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT
For the nine months ended 31 December 2005

	31 December 2005 $	31 December 2004 $
Expenditure		
Administration fees	32,400	32,400
Retained losses for the period	(32,400)	(32,400)
Retained losses brought forward	(349,200)	(306,000)
Retained losses carried forward	$ (381,600)	$ (338,400)

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 31 December 2005

	31 December 2005	31 December 2004
	$	$
Current Assets		
Debtors	5,087,960	5,131,160
Total Net Assets	$ 5,087,960	$ 5,131,160
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,779	5,345,779
Profit and Loss Account	(381,600)	(338,400)
Total Shareholders' Funds	$ 5,087,960	$ 5,131,160
Total number of shares in issue	8,035,118	8,035,118

Power Chips plc
Registered in Gibraltar, number 60528
8-10 Queensway
Gibraltar

Certification:

These financial statements, and the notes thereto, are based on the best information currently available to the Company, and to the best of my knowledge present fairly, in all material respects, the financial position of the Issuer and the results of its operations and cash flow for the periods presented, in conformity with accounting principles generally accepted in Gibraltar and the United Kingdom, consistently applied.

Power Chips plc

Rodney T. Cox
CEO

	Gibraltar	England	US	
Phone:	+350.59995	+44.207.101.9592	+1.503.621.3286	e-mail:exec@powerchips.gi
Fax:	+350.59059	+44.207.504.3593	+1.503.296.2163	www.powerchips.gi

POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2005
for the second quarter of Fiscal Year 2006

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT
For the six months ended 30 September 2005

	30 Sept 2005 $	30 Sept 2004 $
Expenditure		
Administration fees	21,600	21,600
Retained losses for the period	(21,600)	(21,600)
Retained losses brought forward	(349,200)	(306,000)
Retained losses carried forward	$ (370,800)	$ (327,600)

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 30 September 2005

	30 Sept 2005	30 Sept 2004
	$	$
Current Assets		
Debtors	5,098,760	5,141,960
Total Net Assets	$ 5,098,760	$ 5,141,960
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,779	5,345,779
Profit and Loss Account	(370,800)	(327,600)
Total Shareholders' Funds	$ 5,098,760	$ 5,141,960
Total number of shares in issue	8,035,118	8,035,118

RECEIVED
2006 SEP -8 P 12: 59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the three months ending 30 June 2005
for the first quarter of Fiscal Year 2006

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT

For the three months ended 30 June 2005

	30 June 2005	30 June 2004
	$	$
Expenditure		
Administration fees	10,800	10,800
Retained losses for the period	(10,800)	(10,800)
Retained losses brought forward	(349,200)	(306,000)
Retained losses carried forward	$ (360,000)	$ (316,800)

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 30 June 2005

	30 June 2005	30 June 2004
	$	$
Current Assets		
Debtors	5,109,560	5,134,460
Total Net Assets	$ 5,109,560	$ 5,134,460
Capital and Reserves		
Called up Share Capital	123,781	123,587
Share Premium Account	5,345,779	5,327,673
Profit and Loss Account	(360,000)	(316,800)
Total Shareholders' Funds	$ 5,109,560	$ 5,134,460

POWER CHIPS

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 60528

Financial Statements

for the year ended 31 March 2005

Contents **Pages**

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	23 Mar 2000	Director, Chairman of the Board, and Chief Executive Officer
Isaiah W. Cox	23 Mar 2000	Director, President, and Chief Operating Officer
Wayne S. Marshall	23 Mar 2000	Director
Peter Vanderwicken	06 Sept 2000	Director
Iris Oren Cox	24 July 2001	(resigned 15 September 2004)
Nechama J. Cox	01 Aug 2001	Director
Stuart Harbron	23 July 2002	Director, and Chief Patent Officer
Giulio Pontecorvo	28 Aug 2003	Director
Robert T. Bauer	17 May 2004	Director

Secretary

Fidecs Management Limited

Registered Office

Montagu Pavilion
8-10 Queensway
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2005.

Corporate Profile

The Company was incorporated on 11 February 1997 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as PWCHF on the Pink Sheets at www.pinksheets.com. The last reported trade was at $ 3.00 per share, with the yearly high at $ 7.50 per share, and the low at $ 1.00 per share.

Activities

The principal activity of the Company is that of researching, developing and marketing Power Chips™ Technology, which uses quantum tunnelling to produce electricity. Power Chips are devices that absorb heat to produce electrical power. They are silent, non-polluting, scalable, portable, and can operate anywhere there is a source of heat. We expect them to replace many existing technologies for generating electricity.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 5.

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Power Chips technology since 1996 for which it has patents issued and pending. All of the research expenditures to date have been undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company, and by the sale of Company shares with the proceeds being loaned to Technical. The funds received from all shares sales are due back to Power Chips plc. Power Chips plc has no financial obligations, and this will not change until the Company is cash flow positive and profitable.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Power Chips technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income. To date the Power Chips technology is still under development such that the Company has not made any related sublicense sales.

The Company has been in the development stage since its inception. The Company intends to retain its sublicense rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2005, the Company has lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until Power Chips are being sold into the market and or licensing has commenced and the Company is both cash flow positive and has earnings. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which activities are expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of product, license sales and further share issues. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

DIRECTORS' REPORT (Continued)

Dividends

There were no dividends declared during the year.

Directors and their Interests

The directors who served during the year were as stated on page 1.

The interest of the directors in the shares of the Company at the year end were as follows:

	Shares held at 31 March 2005	Shares held at 31 March 2004
Rodney T. Cox	114,280	114,280
Isaiah W. Cox	25,600	25,750
Wayne S. Marshall	72,664	80,764
Peter Vanderwicken	10,241	8,399
Iris Oren Cox (resigned 15 September 2004)	5,600	5,600
Nechama J. Cox	20,275	20,275
Stuart Harbron	14,500	14,500
Giulio Pontecorvo	5,000	5,000
Robert T. Bauer	4,000	4,000

Share Options

As of 31 March 2005, there were no share options outstanding.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 3 June 2005

Isaiah W. Cox
Director

Rodney T. Cox
Director

REPORT OF THE AUDITORS

To the members of Power Chips Public Limited Company

We have audited the financial statements on pages 5 to 9, which have been prepared under the historical cost convention and the accounting policies set out on page 7.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors and management are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support. In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2005, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930, and the Gibraltar Companies (Accounts) Ordinance 1999.

Moore Stephens

Gibraltar
3 June 2005

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2005

	Notes	2005 $	2004 $
Expenditure			
Administrative fees	5	(43,200)	(43,200)
Retained loss for the year		(43,200)	(43,200)
Retained losses brought forward		(306,000)	(262,800)
Retained losses carried forward		$ (349,200)	$ (306,000)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 7 to 9 form part of these Financial Statements.

BALANCE SHEET
as at 31 March 2005

	Notes	2005 $	2004 $
Current Assets			
Debtors	2	5,120,360	5,049,016
Total Net Assets		$ 5,120,360	$ 5,049,016
Capital and Reserves			
Called up Share Capital	3,4	123,781	123,485
Share Premium Account	3,4	5,345,779	5,231,531
Profit and Loss account	4	(349,200)	(306,000)
Total Shareholders' Funds		$ 5, 120,360	$ 5,049,016

Signed on behalf of the Board of Directors on 3 June 2005

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 7 to 9 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2005

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
The financial statements are prepared in accordance with the historical cost convention.

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 2 to 3.

e. **Cash Flow Statements**
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

f. **Taxation**
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Ordinance. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £225 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2005 (Continued)

2. DEBTORS

	2005 $	2004 $
Loan to parent company	$ 5, 120,360	$ 5,049,016

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

3. CALLED UP SHARE CAPITAL

	2005 $	2004 $
Authorised share capital 10,000,000 ordinary shares @ £0.01 each	$160,000	$ 160,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2003	7,751,589	120,788	4,444,377	4,565,165
Shares issued during the year	269,667	2,697	787,154	789,851
At 31 March 2004	8,021,256	123,485	5,231,531	5,355,016
Shares issued during the year	13,862	296	114,248	114,544
At 31 March 2005	8,035,118	$ 123,781	$ 5,345,779	$ 5,469,560

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2005 (Continued)

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2003	120,788	4,444,377	(262,800)	4,302,365
Shares issued during the year	2,697	787,154	–	789,851
Loss for the year	–	–	(43,200)	(43,200)
At 31 March 2004	123,485	5,231,531	(306,000)	5,049,016
Shares issued during the year	296	114,248	–	114,544
Loss for the year	–	–	(43,200)	(43,200)
At 31 March 2005	$ 123,781	$ 5,345,779	$ (349,200)	$ 5,120,360

5. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2005, the Company was charged $43,200 (2004 - $43,200) in fees for administrative services provided by Technical.

6. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Montagu Pavilion, 8-10 Queensway, Gibraltar.

Information, Documents and Materials Distributed or Required to be Distributed to the Company's Shareholders since March 31, 2005

RECEIVED
2006 SEP -8 P 1:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Information, Document or Material	Time Period	By Whom	Manner
Information Circular in connection with the Solicitation of Proxies for use at the 2006 Annual Meeting	prior to the date of the annual meeting	the Company's Memorandum and Articles of Association	by mail to shareholders
Notice of 2006 Annual Meeting of Members	not less than 21 days prior to the date of the annual meeting	the Company's Memorandum and Articles of Association	by mail to shareholders
2006 Proxy Statement	prior to or on the date of the annual meeting	the Company's Memorandum and Articles of Association	by mail to shareholders
Information Circular in connection with the Solicitation of Proxies for use at the 2005 Annual Meeting	prior to the date of the annual meeting	the Company's Memorandum and Articles of Association	by mail to shareholders
Notice of 2005 Annual Meeting of Members	not less than 21 days prior to the date of the annual meeting	the Company's Memorandum and Articles of Association	by mail to shareholders
2005 Proxy Statement	prior to or on the date of the annual meeting	the Company's Memorandum and Articles of Association	by mail to shareholders

Information, Documents and Materials Made or Required to be Made Public under Gibraltar Law since March 31, 2005

Information, Document or Material	Time Period	By Whom	Manner
Annual Report and Audited Financial Statements for the fiscal year ending 31 March 2006	within 90 days of the end of the fiscal year	the Registry	Filing with the Registry, which, in turn, makes the audited financial statements available for public inspection
Annual Report and Audited Financial Statements for the fiscal year ending 31 March 2005	within 90 days of the end of the fiscal year	the Registry	Filing with the Registry, which, in turn, makes the audited financial statements available for public inspection

Information, Documents and Materials Filed or Required to be Filed with the Pink Sheets since March 31, 2005

Information, Document or Material	Time Period	By Whom	Manner
Unaudited Financial Statements for the three months ending 30 June 2006	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets
Unaudited Financial Statements for the nine months ending 31 December 2005	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets
Unaudited Financial Statements for the six months ending 30 September 2005	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets
Unaudited Financial Statements for the three months ending 30 June 2005	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets
Audited Financial Statements for the fiscal year ending 31 March 2005	as soon as practicable after the end of the relevant period	the Pink Sheets	the Company submits the form to the Pink Sheets

Press Releases issued by the Company since March 31, 2005

Title	Date Issued	Manner of Issuance
Borealis Announces Changes to Board of Directors (Refers to BOREF, COLCF, CHOMF, PWCHF)	10 March 2006	the Company released the press release to Market Wire for global distribution
"Observation of New Quantum Interference Effect in Solids" - presented at the 18th Annual International Vacuum Nanoelectronics Conference	11 July 2005	the Company released the press release to Market Wire for global distribution
"Avto Effect" Transforms Electron Emission Characteristics	7 July 2005	the Company released the press release to Market Wire for global distribution

BOREALIS

Chorus Motors, Cool Chips Power Chips Roche Bay Faraway Photon Power WheelTug

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BOREF, COLCF, CHOMF & PWCHF Press Release Dated 13 Mar 2006

BOREALIS ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Refers to BOREF, COLCF, CHOMF, PWCHF

Gibraltar, 10 March 2006 -- Borealis Exploration Limited (BOREF) announces that Nechama Katan and Mel Simon have joined the board of directors.

Nechama Katan completed a BA in Mathematics from Barnard College, an MS in Mathematics from NYU and a MA in statistics from Columbia University. She worked for Intel Corporation for more than seven years, in performance analysis, cpu design, process development and high volume manufacturing process control. Since May 2005 she has been Program Manager for Avto Metals, Power Chips and Cool Chips, posts in which she continues.

Mel Simon worked for IBM for 34 years. Amongst his many roles he was UK Internet Marketing Manager, UK Head of Network Consultancy, European Open Systems Manager and Global Strategy Manager for Capital Markets. Subsequently he was e-Commerce Director for Moneybox plc. Mr. Simon has been working with the Borealis Family of Companies in various consultative roles since 2001.

"We have made some substantial changes to the membership of our Board, and it serves to strengthen Borealis' expertise and capabilities as we drive toward products and profits," said Dr. Rodney T. Cox, Borealis' Chairman. "The last few months have had a great deal of change as our subsidiaries have continued to devolve and seek to independently create value for their shareholders. We look forward to great things from these companies."

Borealis Exploration Limited also announces with regret that Robert T. Bauer has resigned from the boards of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc and Power Chips plc. Benjamin J. Cox has also resigned from the board of Borealis Exploration Limited. The Board of Directors thanks them both for their contributions to the Borealis Family of Companies and wishes them every success in his future projects.

Joseph J. Cox has joined the board of directors of WheelTug plc, a majority-owned subsidiary. He is now the President and COO of WheelTug plc.

In another change, Dr. Robert L. Carman Jr has stepped down as the WheelTug Program Manager at Chorus Motors plc. Dr Carman stated "I wish to document my pleasure in working with you and your organization. The WheelTug(tm) demonstration project was certainly a challenging opportunity where the entire WheelTug team certainty got an opportunity to showcase all our skills. It is always great when programs work successfully. Thanks for the opportunity to work with the WheelTug team. Let me know of anything else you need from me to aid and assist as the program moves forward to the next stages of development."

The Borealis Family of Companies also includes:

Borealis Exploration Limited (BOREF) is a research and development company founded in 1968 and based in Gibraltar in the European Union. Borealis has 5,000,000 shares outstanding. Borealis' business is reinventing the core technologies used by basic industries, including electric motors, steelmaking, electrical power generation, and cooling and

refrigeration. For more information and forward looking statements please visit its web site at www.borealis.gi.

Chorus Motors plc (CHOMF) has developed the proprietary Chorus and Meshcon(tm) electric motor technologies which offer substantial cost and performance improvements over comparable motor and drive systems. The Chorus Motor system produces high torque at startup speeds and is ideal for traction applications such as automobiles, trucks, locomotives, and ships. Its advantages enable several potentially innovative applications in aerospace. As of 31 March 2005, Chorus Motors plc had 6,493,769 shares outstanding.

Cool Chips plc (COLCF) and Power Chips plc (PWCHF) are developing proprietary technologies for cooling and power generation applications. Cool Chips and Power Chips are projected to produce cooling and electric power, respectively, more efficiently and less expensively than existing or emerging technologies. As of 31 March 2005, Cool Chips plc had 8,245,347 shares outstanding, and Power Chips plc had 8,035,118 shares outstanding.

Chorus is a registered trademark of Chorus Motors plc.

For further information please contact:

Borealis Exploration Limited
Chris Bourne
Head of Public Relations
email: pr@borealis.gi
Tel: +44 020 8571 5216
Fax: +44 020 8455 8701
www.borealis.gi

Please note our forward looking statement which can be found at www.borealis.gi , www.coolchips.gi , www.powerchips.gi , www.chorusmotors.gi

---

Observation of New Quantum Interference Effect in Solids

Avto Tavkhelidze, Amiran Bibilashvili and Larissa Jangidze
Tbilisi State University, Tbilisi, Georgia

Alex Shimkunas and Philip Mauger
Nanostructures, Inc, Santa Clara, CA

Gertrude F. Rempfer, Luis Almaraz, Todd Dixon
Portland State University, Portland, OR

Martin E. Kordesch
Ohio University Department of Physics, Athens, OH

Nechama Katan, Hans Walitzki
Avto Metals plc, London England

Introduction

- Nanostructures dimensions are approaching the wavelengths of the electrons in the solid.
- Super lattices and resonant tunneling structures use these wave properties.
- Smaller dimensions, enable new methods for reducing the electron volt work function of a surface.

Basic Principles

Simplified model


Wave
Electron wave
Wave

Regular Material


a/4
Wave
Electron wave
Wave

Indented Material

Basic Principles (2)

If the final states are forbidden then the initial state is also forbidden.



φ
Work Function
E_f
Forbidden states
Regular Material
φ'
Work Function
E_f
Indented Material

Limiting Factors

Limiting factors in practice

- The surface roughness should be less than the electron's de Broglie wavelength.
- To avoid scattering at grain boundaries, single crystals are preferred, though amorphous solids are acceptable.
- Different geometries for measurement PEM/KP.

Current Test Samples


7 nm
Au
40 nm
TiO_x
13 nm
SiO_2
50 nm
Si
525,000 nm

Sample Measurement - PEM



Regular material

Indented material



High Resolution of indents

AFM



0.5
1.0
1.5
X 0.500 µm/div
Z 50.000 nm/div

Newest Generation of Samples -- PSU

Kelvin Probe Results- Au


Tbilisi
EDF
Average
eV WF reduction
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
a 1
a 2
a 3
a 4
a 5
a 6
a 7
a 8
e1
Samples


PSU
WF reduction
2
1.5
1
0.5
n1
n4

Greater than 0.3 eV WF reduction

- multiple samples
- 3 labs
- older generation of samples

Conclusions and Next steps

- Samples show lower work function for indented surfaces as measured with Kelvin Probe. Effect is seen in PEM results.
- More samples and measurements are underway for
  - Reducing dimensions of indents using E-beam lithography.
  - Ability to measure PEM and Kelvin Probe on same sample.
  - Evaluating effect on other materials.

AVTO METALS PLC

AVTO METALS

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"Avto Effect" Transforms Electron Emission Characteristics

Gibraltar, 7th July:

A new method for increasing electron emission from thin film materials may provide much improved materials for constructing vacuum diodes and similar components, and, in turn, allow for greater efficiency in a wide range of industrial processes, including power generation and heat management.

Named for Dr Avto Tavkhelidze, who first theorized, researched and discovered it, the "Avto Effect" has now been observed many times in specially prepared films of gold and other materials. The preparation involves changing the geometry of the surface of the film by etching tiny grooves or corrugations on it. As a result, quantum wave interference reveals new electronic characteristics which were previously unobserved.

One of the first effects to be observed has been a change in the material's "work function", the amount of work needed to cause electron emission. In repeated tests, the material's work function has been markedly lowered, allowing electrons to flow more freely into the vacuum.

These results are consistent with the theory developed by Georgian scientist Dr Tavkhelidze which will be presented next week, on July 10th, at 18th International Vacuum Nanoelectronics Conference held at St. Catherine's College, Oxford, UK (10th-14th July) by Nechama Katan, program manager for Avto Metals plc, a company formed to commercialize the "Avto Effect". The discovery can be applied to many materials, including non-metallic materials such as silicon, although the phrase "Avto Metal" was coined at an early stage to describe the resulting surfaces.

The paper, Observation of New Quantum Interference Effect in Solids, will present the theory and results, including images of the grooved surfaces. Tests have been conducted at three independent laboratories in Europe and the USA in order to confirm the unprecedented results.

The rate of electron emission has, in the past, been regarded as a characteristic of the material, defined by a constant known as the "work function". Consequently, to get better work functions, most research looks for new materials. The idea of improving the geometry of the surface to effectively change the work function of a material across the whole surface is a new development which has become possible as a result of improved techniques for precisely texturing a surface at the nanoscale level.

An important difference between the Avto Effect and earlier work is that the higher rate of emission is consistent across the whole surface of the film, so Avto Metals do not rely on field emitters such as tips or nanotubes which are difficult to fabricate and handle. And because the reduced work functions of Avto Metals allow for thermionic emission instead of field emission, emission occurs as a result of elevated temperatures, not the application of very high voltages.

Avto Metals plc program manager Nechama Katan said: "The ability to lower the work function of materials has commercial implications for many industrial processes, from amplifiers to mass spectrometry to the cathode ray tube, transistors, and any technology using vacuum diodes. In particular, we expect it to facilitate the production of Power Chips™ and Cool Chips™, proprietary technologies owned by our sister companies in the Borealis family."

For further information please contact:

Chris Bourne
Head of Public Relations
Avto Metals plc

Tel: +44 (0)20 8571 5216
Email: pr@avtometals.gi

Avto Metals plc (AMTPF) is a subsidiary of Borealis Exploration Limited formed to commercialize the "Avto Effect", a technology that allows nanoscale properties to be applied to large surface areas. Initial applications are expected to include heat management, cathodes, transistors, and power generation. The technology has been licensed to Cool Chips plc (COLCF) for heat management applications and to Power Chips plc (PWCHF) for power generation applications. For more information and forward-looking statements please visit its web site at www.avtometals.gi .

Borealis Exploration Limited (BOREF) is a research and development company founded in 1968 and based in Gibraltar in the European Union. Borealis has 5,000,000 shares outstanding. Borealis' business is reinventing the core technologies used by basic industries, including electric motors, steelmaking, electrical power generation, and cooling and refrigeration. For more information and forward-looking statements please visit its web site at www.borealis.gi .
